UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SD
Specialized Disclosure Report

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Powell Industries, Inc.
(Exact name of registrant as specified in its charter)

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Delaware	001-12488	88-0106100
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

8550 Mosley Road Houston, Texas		77075-1180
(Address of principal executive offices)		(Zip Code)
Don R. Madison, 713-944-6900
(Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

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Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
Powell Industries, Inc. (the Company) undertook a reasonable country of origin inquiry with respect to the conflict minerals used in the production of the Company’s custom engineered-to-order electrical equipment and has determined in good faith that for the year ended December 31, 2017.
For the year 2017, certain of our operations manufactured, or contracted to manufacture, products for which 3TGs, as defined below, are necessary to their functionality or production (“Covered Products”). Conflict minerals are defined in Section 13(p) as (A) cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten (together with gold collectively referred to as 3TGs), or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of Congo ("DRC") or any adjoining country that shares an internationally recognized border with the DRC. Accordingly, we have conducted a reasonable country of origin inquiry that was designed to determine whether any of the 3TGs in our Covered Products originated in the DRC or an adjoining country (Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda or Zambia), or were from recycled or scrap sources.
A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at the Company’s website at www.powellind.com, under the section entitled “Investors.”
Item 1.02 Exhibit
See Item 2.01 of this Specialized Disclosure Report on Form SD.
Item 2.01 Exhibits

Exhibit No.	Description

Exhibit 1.01	Conflict Minerals Report for the calendar year ended December 31, 2017

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 30, 2018	By:	/s/ DON R. MADISON
Don R. Madison Executive Vice President
Chief Financial and Administrative Officer (Principal Financial Officer)